

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2021

Stephan D. Scholl
Chief Executive Officer
Alight, Inc.
4 Overlook Point
Lincolnshire, IL 60069

   Re: Alight, Inc.
     Registration Statement on Form S-1
     Filed August 2, 2021
     File No. 333-258350

Dear Mr. Scholl:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Donald Field at 202-551-3680 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services